SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-31155
CUSIP NUMBER 30049P 70 8
|  |  Form 10-K    |  |  Form 20-F    |  |  Form 11-K    |X|  Form 10-Q    |  |  Form NSAR

For the period ended:  March 31, 2003

|  |  Transition Report on Form 10-K
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q
|  |  Transition Report on Form NSAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Evolve Software 150 Spear Street San Francisco, California 94105

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     On March 20, 2003, Evolve Software, Inc. (the “Registrant”), along with certain of its subsidiaries, filed voluntary petitions for Chapter 11 bankruptcy protection in the United Stated Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). These cases are being jointly administered under case number 03-10841 (PJW). No trustee, receiver or examiner has been appointed, and the Registrant and its subsidiaries will act as debtors-in-possession while being subject to the supervision and orders of the Bankruptcy Court.

      On April 24, 2003, the Registrant completed a sale of substantially all of its assets to Primavera Systems, Inc. pursuant to the Asset Purchase Agreement, dated as of March 19, 2003, by and among Primavera Software, Inc., Primavera Systems, Inc. and the Registrant. The sale was approved by the Bankruptcy Court on April 23, 2003.

      The Registrant has ceased all operations and terminated all its employees except for certain employees needed to manage the orderly liquidation of its assets. The Registrant is currently managing its assets as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code and is in the process of liquidating its assets for the benefit of its estate and creditors. The Registrant expects to file a plan of liquidation with the Bankruptcy Court calling for the disposition of its remaining assets and distributing all of the proceeds therefrom to its creditors. The Registrant expects that after paying off its creditors and winding down its operations, it will have about $6 million to distribute to the holders of its Series B Preferred Stock and will not have any assets to deliver to the holders of its Series A Preferred Stock or Common Stock.

      The Registrant has requested that the Staff of the Securities and Exchange Commission (the “Commission”) indicate that it would not recommend enforcement action if the Registrant followed certain modified reporting procedures in lieu of filing the regular periodic reports specified under Section 13(a) of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder (the “No Action Request”). As of the date hereof, the Registrant has not received a formal response from the Commission with regard to its No Action Request.

      If the No Action Request is granted, the Registrant will not file its Form 10-Q for the fiscal quarter ended March 31, 2003 (the “Form 10-Q”) and in lieu of fling the Form 10-Q, the Registrant would file under Form 8-K copies of monthly operating reports that are required to be filed with the Bankruptcy Court pursuant to the Bankruptcy Code Section 2015.
Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Linda Zecher	415	229-3960

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Due to the bankruptcy filing, the cessation of the Registrant’s operations and the ongoing orderly liquidation of the Registrant’s assets, the Registrant’s financial statements for the fiscal quarter ended March 31, 2003 will change significantly from the fiscal quarter ended December 31, 2003. However, an estimate of these changes cannot be made at this time because: (i) the Registrant has not finished closing its books for the fiscal quarter ended March 31, 2003; (ii) the Registrant has not retained an independent accountant firm to review its financial statements; and (iii) the Registrant will need to revise financial statements to utilize the liquidation method of accounting as a result of the events described in Part III of this filing.

Evolve Software, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2003	By:	/s/ Linda Zecher Linda Zecher President & Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).